

VIA FACSIMILE AND U.S. MAIL

April 30, 2008

Coreen Sawdon
Senior Vice President and Chief Financial Officer
Shuffle Master, Inc.
1106 Palms Airport Drive
Las Vegas, Nevada 89119

> **RE: Shuffle Master, Inc.**
> **Form 10-K for Fiscal Year Ended October 31, 2007**
> **Form 10-Q for Fiscal Quarter Ended January 31, 2008**
> **Proxy filed on February 15, 2008**
> **File No. 0-20820**

Dear Ms. Sawdon:

We have reviewed your filing and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR THE YEAR ENDED OCTOBER 31, 2007

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 39

Fiscal 2007 compared to Fiscal 2006, page 44

1. We note that you have renewed your emphasis on leasing versus selling in North America and more modestly in other parts of the world. We also note that you product pricing strategy reflects your desire to shift to this model. In this regard, please tell us more and revise future filings about the following:

- Whether you expect the leasing versus selling model to result in lower margins for the foreseeable future and if so, explain why. In particular, address Utility Products and Proprietary Table Games;
- Discuss your product pricing strategy and how this intersects with the leasing vs. selling model. For example, we note that total installed based for both UP and PTG is higher, yet gross sales and margins are lower;
- Explain in better detail, how the timing of lease installations in 2007 affected gross profit, especially at ETS;
- Explain in better detail what you mean by introductory pricing and whether this trend is expected to continue. Address this with your overall product pricing strategy mentioned above;
- Discuss the whether the trends in profitability will continue to be affected by Stargames.

Also, to the extent that your pricing and revenue are affected by competitive forces and/or market conditions, you should discuss those factors as well.

Operating Expenses, page 45

2. We note the significant unallocated corporate expenses included in the operating income section of your segment footnote on page 112. We assume this includes research and development, however this still leaves almost $30 million dollars in expenses for which enhanced analysis would appear helpful. The information on page 45 does not appear to address this level of expense because we assume that some of the Stargames SG&A and some of the legal expenses are allocated to operating income of the segments as described elsewhere in MD&A. Please advise us and revise future fillings as appropriate.

Financial Statements

Contingent Convertible Senior Notes, page 98

3. We note that the conversion option on your Contingent Convertible Senior Notes is contingent upon certain circumstances. Pursuant to paragraph 12 of FAS 133 it may be necessary to remove a conversion option from the debt host and account for it separately as a derivative if the conversion option meets certain criteria. Paragraphs 11(a) and 12(c) of FAS 133, however, specify that if the embedded feature is indexed to the company's own stock and would be classified in stockholder's equity if it were freestanding, the conversion option would be excluded from the scope of FAS 133 and need not be separated from the debt host and accounted for separately.

To assess whether or not the conversion options would be classified as stockholder's equity, you must refer to the guidance in EITF 00-19. In this regard, it appears that the Contingent Convertible Senior Notes are not "conventional" as described in the EITF. If so, you must also assess all the terms of the conversion options in accordance with the EITF. Clauses that would require you to pay a cash penalty or other liquidating damages may violate the requirements for equity classification. It also appears that because the conversion is contingent upon several factors as described in your note, those features may not be indexed only to your stock, but also to another observable index (the occurrence or nonoccurrence of a specified event). See EITF issue 01-6 for further information.

These observations are not meant to fully address the issues that may relate to the specific terms of your instrument, but are only provided as general guidance and to express our concerns. Please provide us with a comprehensive analysis about how you account for the conversion features embedded in your Contingent Convertible Senior Notes. Your detailed response should address all appropriate literature in support of your conclusions.

Senior Secured Revolving Credit Facility, page 98

4. We note from disclosures on page 31 that absent an improvement in your operating results, you may need to seek an amendment to your existing facility or refinance the indebtedness outstanding under such facility, which may lead to a significant increase in debt service costs. We also note that the interest rate under the facility is based on your total leverage ratio. It also appears that there are covenant limitations on your total leverage ratio and interest expense coverage ratio. Considering your current operations and the conditions of the credit market, please provide for us and revise future filings to show current leverage ratio and your interest expense coverage ratio limitations as defined in the facility and your actual ratios for each period.

Signatures, page 132

5. In future filings, the Form 10-K should also be signed by the company's Principal Accounting Officer or controller whose title should be shown on the signature page.

Form 10-Q for the Quarterly Period Ended January 31, 2008

3. Current and Long-term Assets, page 11

6. We note that your investment in Sona has decreased $755,000 or 43.2% from October 31, 2007 to January 31, 2008.   Please tell us what consideration you gave to paragraph 16 of SFAS 115 and FSPFAS 115-1/124-1 in determining that the significant decrease in the fair value of your investment in Sona is not other-than-temporary.

Commitments and Contingencies and Subsequent Events, Legal Proceedings, page 25

7. For each legal proceeding, please tell us and revise future filings, to disclose:

    -   The amount of any accrual, if necessary for an understanding of the contingency;
    -   The range of reasonably possible loss, or:
    -   State that such a loss cannot be estimated.

    If you believe that any losses are remote, please explain in your response.

    For example, we note that you are being sued for attorney's fees and costs in excess of $1.8 million, in the Vendingdata matter. However, on page 32, you indicate that you believe that the motion lacks merit and you intend to vigorously oppose the motion, which is pending. It is unclear, from this disclosure, whether it is reasonably possible that losses may result, regardless of your views as to the merit of the motion.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 33

Liquidity and Capital Resources, page 48

Operations, page 49

8. You indicate that operating cash flows increased $6.2 million in the first quarter of fiscal 2008 versus the same prior year period, due to increased receivable collections and a decrease in inventory. Both of those changes, relative to sales, appear to be rather substantial compared to historic changes. Please tell us in greater detail, the underlying reasons why collections increased and inventory decreased. Also address whether faster collections and inventory turn is expected to continue into the future. In future filings, please consider providing more details about the reasons for significant changes and quantifying the individual impact of those changes.

Proxy Statement filed on February 15, 2008

Compensation Discussion and Analysis, page 16

Annual Cash Bonus, page 17

9. In future filings, please disclose in greater detail the performance goals and objectives for each executive officer and clarify the extent to which these listed goals are measured objectively or whether the committee uses discretion to

> determine whether those goals and objectives have been met. Also clarify how the percentage to apply to an executive's salary is determined for the actual bonus when the financial performance targets are not met.

Long-Term Equity Incentives, page 18

10. In future filings, please disclose the specific items of corporate performance and/or individual objectives that were evaluated to determine grants of long-term equity incentives to executive officers.

* * * *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Dorine Miller, Financial Analyst, at (202) 551-3711 or, in her absence, Brigitte Lippmann, Staff Attorney, at (202) 551-3713 if you have any questions regarding legal matters. You may contact Ernest Greene, Staff Accountant, at (202) 551-3733, or the undersigned at (202) 551-3689, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

John Hartz
Senior Assistant
Chief Accountant